

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Gilbert L. Danielson
Chief Financial Officer
Aaron's, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305-2377

     Re: Aaron's, Inc.
            Form 10-K
            Filed March 2, 2015
            File No. 1-13941

Dear Mr. Danielson:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                    Sincerely,

                                                    /s/ Terence O'Brien

                                                    Terence O'Brien
                                                    Accounting Branch Chief
                                                    Office of Manufacturing and
                                                    Construction